EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting (the “Meeting”) of shareholders of Pretium Resources Inc. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, May 2, 2019, at 2:00 p.m. (Vancouver time) for the following purposes:

1.
To receive the audited financial statements of the Company for the years ended December 31, 2018 and 2017 and the auditor’s report thereon;

2.
To set the number of directors at seven (7) for the ensuing year;

3.
To elect directors for the ensuing year;

4.
To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.
To authorize and approve the Company’s Incentive Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder;

6.
To authorize and approve the Company’s Restricted Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder;

7.
To authorize and approve the amendments to the Articles and, as applicable, Notice of Articles, of the Company to increase the quorum requirement for meetings of shareholders and to delete preferred shares from the Company’s share capital;

8.
To authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

9.
To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Information Circular”) accompanying and forming part of this Notice.

The Board of Directors of the Company (the “Board”) have fixed the record date for the Meeting as the close of business on March 22, 2019.

Registered shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of Proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Investor Services Inc., as follows:

1.
By mail or by hand: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1; or

2.
By facsimile to 416-263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15-digit control number found on your Proxy form to vote through the internet or by telephone.

Beneficial or non-registered Shareholders should follow the instructions on the Voting Instruction Form provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

DATED at Vancouver, British Columbia, this 28th day of March, 2019.

BY ORDER OF THE BOARD
Robert A. Quartermain
Executive Chairman